UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

For the year ended December 31, 2024

Howloo, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12359

Delaware	81-2161226
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

4206 Okeechobee Rd Fort Pierce, FL. 34947	941-237-0287
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Flower Turbines, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on February 22, 2023, as modified by any Supplements and Amendments thereto.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors," and the Supplements thereto. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Introduction

We are a community-engaged, small-batch coffee roasting company headquartered in Florida. We sell uniquely branded coffee products and merchandise online, nationally, under the brand “Blackout Coffee Co.,” including whole bean or ground coffee, coffee pods, flavored coffee, tea and hot cocoa. In 2021, we launched our subscription based coffee club model, through which customers receive regular deliveries of our products to their home or business. We have grown to almost 18,000 active subscribers since we launched the service. Our customers love our high-quality, distinctive coffees. They also love the opportunities we provide them to connect and support.

Our Products

We roast our premium specialty coffees entirely in-house and infuse them with traditional American values to create our own slice of the small-batch coffee industry, which is expected to reach $152.69 billion by 2030. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-

We source premium specialty grade green coffee beans which are graded at 80 points or above on a 100-point scale. Specialty coffees are grown at the perfect altitude, at the correct time of year, in the best soil, and then are harvested at just the right time. We work with local farmers that grow this high-quality coffee and we adopt a strict adherence to small batch roasting our coffee, which enables us to consistently provide coffee having exceptional taste! We currently work with five (5) different coffee bean providers, and there are a significant additional number of suppliers with which we can contract if there is any interruption in our supply chain with our current suppliers.

We roast, pack-and-ship our coffee with quickly – with a goal of shipping orders within 24-48 hours after receipt. This means our customers get the coffee beans just days after they’re roasted. The combination of our premium coffee beans, highly controlled roasting process, and immediate shipping gives our customers an elite coffee experience.

Our premium coffee blends have earned over 270,000 customers, more than 700,000 orders, and almost 18,000 active coffee club subscriptions.

We actively support the military, veterans, police, firefighters, first-responders, and all Americans who see their work as their duty - not just a job. We have partnered with Jared Yanis, many known podcasters, Bare Knuckle Fighting Championship, and have grown our revenue from $130,000 in 2019 to $16,651,458 in 2024.

Industry and Competition

Coffee subscriptions market is currently valued at US $685 million with a forecasted high-value of US $1.98 billion by end of 2032. https://www.factmr.com/report/coffee-subscription-market. The access to coffee software and easy integrations with e-commerce platforms have permitted coffee roasters to offer subscription coffee services and direct-to-customer sales at scale. According to a recent study published by The Brainy Insights, the global specialty coffee market is expected to grow from USD $53.67 billion in 2021 to USD $152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-200000218.html

Our focus on conservative values, duty, family, and rights, has resulted in a large, passionate customer base. The specialty coffee market, however, is intensely competitive. We face significant and increasing competition in all these areas in each of our channels and markets. If we cannot compete successfully with other entities in the market, we could lose customers and our revenue could decline. We expect competition in this market to continue to be intense as we compete on a variety of fronts, including, without limitation, anticipating and responding to changing consumer demands in a timely manner; establishing and maintaining favorable brand-name recognition; achieving and maintaining product quality; hiring and retaining key employees; maintaining and growing market share; developing quality and differentiated products that appeal to consumers; establishing and maintaining acceptable relationships with wholesale customers; pricing products appropriately; optimizing roasting and supply chain capabilities; and protecting our intellectual property.

Current Stage and Roadmap

Since we launched our Blackout Coffee Brand in 2018, we have created over 40 coffee roasts and flavors, and have experienced tremendous growth serving over 270,000 customers and surpassing 700,000 in fulfilled orders. During 2024, we moved our operations to a new facility in Fort Pierce, Florida, that has approximately 64,000 square feet of warehouse and manufacturing space.

Employees

We currently have 32 full time employees, and various contractors in the United States.

Government Regulation

We are subject to extensive federal, state, and local government regulation, including those relating to, among others, public health and safety, nutritional content labeling and disclosure requirements and food safety regulations. Failure to obtain or retain licenses and registrations or exemptions would adversely affect the operation of our business. We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters such as minimum wage, overtime, employment tax rates, workers compensation rates, citizenship requirements, and other working conditions. We are also subject to the Americans with Disabilities Act (“ADA”), which prohibits discrimination on the basis of a disability and public accommodations in employment, which may require us to design or modify our facilities to make reasonable accommodations for disabled persons.

Intellectual Property

In August 2023, we filed a trademark application for “Blackout Coffee Co.”

Property

We lease approximately 64,000 square feet of warehouse and manufacturing space in Fort Pierce, Florida.

Legal Proceedings

We are currently involved in two business disputes, one with a former manufacturing partner and another involving a former employee. While neither has escalated to formal litigation, each may result in arbitration or legal proceedings if not resolved amicably.

•	We are disputing a demand for $409,077.70 from a former manufacturer under a take-or-pay clause of a co-manufacturing agreement that we terminated for cause. The termination followed the delivery of severely defective and contaminated product, widespread packaging failures, labeling non-compliance, and unresolved production discrepancies. These breaches caused substantial financial loss and reputational risk. Our legal counsel advised, and we executed, a formal termination of the agreement due to material breach. While the former manufacturer continues to assert a claim for unpaid amounts, we believe this claim is unfounded. If formal proceedings are initiated, we intend to vigorously defend ourselves and may assert counterclaims for breach and damages.

•	In December 2024, we received a demand letter from a former employee alleging wrongful termination, that we believe has no merit. Our legal counsel responded to the demand letter in early January 2025. Should a proceeding be initiated, we intend to vigorously defend our position.

As of the date of this filing, neither of these matters has progressed to formal legal or arbitration proceedings. We believe that resolution of either matter, individually or collectively, will not have a material adverse effect on our financial condition or operation

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2023 (the “2023 Annual Period”), and the twelve-month period ended December 31, 2024 (the “2024 Annual Period”). This discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Howloo LLC, was formed as a Delaware limited liability on April 8, 2016, and converted into Howloo, Inc., a Delaware corporation, on January 1, 2023. Our headquarters are in Fort Pierce, Florida.

Results of Operation

The following summarizes the results of our operations in 2024 as compared to 2023:

	Year Ended
	December 31,
	2024	2023	$ Change
Net revenues	$16,651,458	$7,311,191	9,340,267
Cost of goods sold	6,577,187	2,482,547	4,094,640
Gross profit	10,074,271	4,828,644	5,245,627
Total operating expenses	9,751,719	4,346,308	5,405,411
Income from operations	322,552	482,336	-159,784
Interest expense	(10,255)	(16,886)	6,631
Other income (loss)	34,662	29,632	5,030
Income (loss) before provision for income taxes	24,407	12,746	11,661
Provision/(benefit) for income taxes	(90,527)	(50,099)	-40,428
Net loss	256,432	444,983	-188,551

For the 2023 Annual Period our revenues were $7,311,19 and our cost of goods sold was $2,482,547. For the 2024 Annual Period, our revenues were $16,651,458, or a 228% increase over the 2023 Annual Period, and our cost of goods sold was $6,577,187, or a 265% increase over the 2023 Annual Period.  For the 2023 Annual Period our gross profit was $4,828,644, compared to $10,074,271 for the 2023 Annual Period, or a 209% increase. The increase in revenues during the 2024 Annual Period is primarily as a result of our relocation to a larger facility that has increased our manufacturing capacity and various marketing partnerships. The significant increase in the cost of goods to revenue ration during 2024, is primarily a result of higher raw material and packaging costs, and elevated shipping and logistics expenses related to the scaling of our operations.

For the 2023 Annual Period, our total operating expenses were $4,346,308, consisting of $2,405,188 for sales and marketing expenses, and $1,941,120 for sales and marketing expenses. For the 2024 Annual Period, our total operating expenses were $9,751,719, or a 224% increase over the 2023 Annual Period, and consisted of $8,469,347 for sales and marketing expenses, or a 352% increase from the 2023 Annual Period, and $1,282,372 for general and administrative expenses, or a 66% increase over the 2023 Annual Period. The higher percentage increase in sales and marketing expenses compared to the percentage increase in revenue is primarily the result of increased investments in brand awareness campaigns, influencer sponsorships, and advertising across digital and traditional channels to support long-term growth and customer acquisition.

For the 2023 Annual Period, our income from operations was $482,336, and our net income was $444,983. For the 2024 Annual Period, our income from operations was $322,552, a 150% decrease over the 2023 Annual Period, and our net income was $256,432, a 174% decrease from the 2023 Annual Period.

Liquidity and Capital Resources

As of December 31, 2024, we had cash in the amount of $2,750,554, compared to $2,149,126 as of December 31, 2023.

	Year Ended
	December 31,
	2024	2023	$ Change
Net Cash Provided by (Used in) Operating Activities	(574,152)	1,095	(575,247)
Net Cash Used In Investing Activities	(476,157)	(670,789)	194,632
Net Cash Provided By (Used in) Financing Activities	1,651,737	2,536,789	(885,052)

Net cash used in operating activities increased from -$1,095 for the 2023 Annual Period, to $574,152 for the 2024 Annual Period. The significant increase during 2024, is primarily the result of our purchase of inventory and an increase in pre-paid expenses.

Net cash used in investing activities decreased from $670,789 in 2023, to $476,157 in 2024. The decrease is due to reduced capital expenditures related to equipment and facility improvements, following major investments made in 2023 to support operational expansion.

Cash provided by financing activities decreased from $2,536,780 in 2023, to $21,651,737 in 2024, as a result of less funds generated through Crowdfunding campaigns.

As of May 31, 2025, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through later 2025.

We will incur significant additional costs in operating our business, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations, in part, through funds received from our pending Regulation A+ Offering. We may also engage in additional debt and/or equity financings as determined to be necessary.

Debt

In May 2020, we entered into an SBA Loan in the original principal amount of $131,900 that accrues interest at a rate of 3.75%, and matures in May 2050. We are required to make monthly payments of $644. As of December 31, 2024, $116,159 was outstanding under the SBA loan.

We are a party to a loan agreement with First Citizens Bank dated January 3, 2023, in the original principal amount of $93,700, which accrues interest at a rate of 6.819% per annum. We repaid this loan in full during 2024.

Plan of Operations

In 2025, we plan to expand our product portfolio with the launch of new ready-to-drink canned coffee flavors, and specialty roasted blends. We are also focused on accelerating retail distribution across the U.S. and Canada, building on our growing brand awareness and strong direct-to-consumer foundation. These initiatives are aimed at scaling revenue, diversifying sales channels, and reinforcing Blackout Coffee’s position as a premium, American-made coffee brand.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
John Santos	Chief Executive Officer & Director	43	January 2023 – Present	Full Time
Rachael A. Santos	President, Chief Financial Officer, Secretary & Director	40	January 2023 - Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

John Santos, has served as our Chief Executive Officer and Director since our inception in January 2023. Prior thereto, between April 2016 and January 2023, he served as a Manager of Howloo, LLC, our predecessor-in-interest.

Rachael A. Santos, has served as our Chief Financial Officer, Secretary and Director since our inception in January 2023. Prior thereto, between April 2016 and January 2023, she served as a Manager of Howloo, LLC, our predecessor-in-interest.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2023:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
John Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	Chief Executive Officer and Director	$162,192	$0	$76,500
Rachael A. Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	Chief Financial Officer, Secretary and Director	$82,904	$0	$8,200

The directors do not receive any compensation for their service as directors. John Santos and Rachael A. Santos are married.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding common stock (which are our only voting securities) as of April 1, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	John Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	6,458,400	0	37.77%
Common Stock	Rachael A. Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	6,458,400	0	37.77%
Common Stock	All directors and officers as a group (2 persons)	12,916,800	0	75.53%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company previously leased an office building from Rollo Management LLC, owned by John Santos, our chief executive officer and director, and the holder, together with his spouse, of a majority of our outstanding common stock, in which it paid rent of $3,500 per month.

Between October and March 2023, John Santos, our CEO and director advanced us an aggregate of $73,311 in various installments. The advances carry no interest and are due on demand. We repaid those advances during the 2023 Annual Period.

ITEM 6. OTHER INFORMATION

None.

ITEM 8. EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Certificate of Incorporation (2)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.3	Bylaws (4)

4	Form of Subscription Agreement (5)

5	Stockholder Agreement (6)

8	Escrow Services Agreement (7)

11	Consent of SetApart FS (8)

(1)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex1.htm.

(2)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-1.htm.

(3)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-2.htm.

(4)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-3.htm.

(5)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex4.htm.

(6)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex5.htm.

(7)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex8.htm.

(8)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Pierce, State of Florida, on April 30, 2025.

HOWLOO, INC.

By	/s/ John Santos
	Title:	Chief Executive Officer, Principal Executive Officer and Director

	Dated:	April 30, 2025

By	/s/ Rachael A. Santos
	Title:	Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	April 30, 2025

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

Financial Statements

Year Ended December 31, 2024 and 2023

(Expressed in United States Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Howloo, Inc. DBA Blackout Coffee Co.

Fort Pierce, Florida

Opinion

We have audited the financial statements of Howloo, Inc. DBA Blackout Coffee Co. (the “Company,”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of oeprations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

April 30, 2025

Los Angeles, California

Howloo Inc. DBA Blackout Coffee Co.

Balance Sheets

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$2,750,554	$2,149,126
Accounts receivable, net	96,017	-
Inventory	1,463,317	617,020
Prepaids and other current assets	709,402	169,088
Total current assets	5,019,290	2,935,234
Property and equipment, net	977,348	622,137
Intangible assets, net	2,945	3,278
Right of use assets	2,278,248	1,323,770
Total assets	$8,277,831	$4,884,419

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$314,627	$113,796
Credit card	212,346	142,494
Current portion of long-term debt	17,600	25,466
Right of use liability, current portion	344,797	102,121
Other current liabilities	290,466	54,362
Total current liabilities	1,179,836	438,239
Other long-term liabilities
Right of use liability	1,986,591	1,250,811
Long-term debt less current maturities	98,559	187,074
Total liabilities	3,264,986	1,876,124

Stockholders' deficit:
Common stock, $0.0001 par value, 19,300,000 shares authorized, 17,103,388 and 16,861,854
shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,710	1,686
Additional paid-in capital	4,277,323	2,529,229
Retained earnings	733,812	477,380
Total stockholders' equity	5,012,845	3,008,295
Total liabilities and stockholders' equity	$8,277,831	$4,884,419

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Operations

	Year Ended
	December 31,
	2024	2023
Net revenues	$16,651,458	$7,311,191
Cost of goods sold	6,577,187	2,482,547
Gross profit	10,074,271	4,828,644

Operating expenses:
General and administrative	1,282,372	1,941,120
Sales and marketing	8,469,347	2,405,188
Total operating expenses	9,751,719	4,346,308

Income from operations	322,552	482,336

Other income (expense):
Interest expense	(10,255)	(16,886)
Other income (loss)	34,662	29,632
Income (loss) before provision for income taxes	24,407	12,746

Provision/(benefit) for income taxes	(90,527)	(50,099)
Net loss	256,432	444,983

Weighted average number of common shares outstanding - basic and diluted	16,924,833	16,861,854
Net loss per common share - basic and diluted	$0.02	$0.03

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Changes in Stockholders’ / Members’ Equity

				Additional		Total
	Common Stock			Paid-in	Retained	Stockholders'
	Shares	Amount	Member's Equity	Capital	Earnings	Equity
Balance at December 31, 2022	-	-	32,397	-	-	32,397
Conversion from LLC to C Corporation	14,352,000	1,435	(32,397)	-	32,397	1,435
Issuance of common stock	2,509,854	251	-	2,529,229	-	2,529,480
Net lncome	-	-	-	-	444,983	444,983
Balance at December 31, 2023	16,861,854	$1,686	$-	$2,529,229	$477,380	$3,008,295
Issuance of common stock- Regulation A	241,534	24	-	1,748,094	-	1,748,118
Net lncome	-	-	-	-	256,432	256,432
Balance at December 31, 2024	17,103,388	$1,710	$-	$4,277,323	$733,812	$5,012,845

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Cash Flows

	Year Ended
	December 31,
	2024	2023
Cash Flows From Operating Activities
Net income	$256,432	$444,983
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	121,279	48,986
Non-cash Lease Expense	23,978	30,597
Changes in operating assets and liabilities:
Acccounts receivable, net	(96,017)	-
Due from related party	-	3,000
Inventory	(846,297)	(477,147)
Prepaids and other current assets	(540,314)	(106,907)
Accounts payable	200,831	(31,439)
Credit card	69,852	48,098
Other current liabilities	236,104	40,924
Net Cash Provided by (Used in) Operating Activities	(574,152)	1,095

Cash Flows From Investing Activities
Purchase of property and equipment	(476,157)	(670,789)
Net Cash Used In Investing Activities	(476,157)	(670,789)

Cash Flows From Financing Activities
Proceeds (repayments) on Promissiory Notes and loans	(96,381)	80,640
Issuance of common stock	1,748,118	2,529,480
Proceeds (repayments) loan from stockholder, net	-	(73,331)
Net Cash Provided By (Used in) Financing Activities	1,651,737	2,536,789
Net Change In Cash	601,428	1,867,095
Cash at Beginning of Year	2,149,126	282,031
Cash at End of Year	$2,750,554	$2,149,126

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$10,255	$16,886
Cash paid during the year for income taxes	$-	$-

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

1.	nature of operations

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Labelle, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn’t just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Equipment – 5-10 years

Vehicles – 5 years

Leasehold improvements – Shorter of estimated useful life or remaining lease term

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)	Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include the cost of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $7,085,843 and $2,405,188 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as as a C Corporation effective January 1, 2023. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company has filed all its tax returns from inception through December 31, 2024 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

3.	INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Packaging	$252,115	$191,732
Merchandise	201,220	153,726
Raw Material	554,334	253,255
Finished products	455,649	18,306
Total Inventory	$1,463,317	$617,020

4.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Prepaid Expense	$39,258	$3,500
Deposits	6,200	6,200
Deposits on future purchases	358,264	-
Escrow receivable	305,680	159,388
Total Prepaids and Other Current Assets	$709,402	$169,088

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Tax Payable	$65,743	$4,263
Accrued expenses	23,448	-
Gift card	110,749	-
Income Tax Payable	90,526	50,099
Total Other Current Liabilities	$290,466	$54,362

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

5.	PROPERTY AND EQUIPMENT

As of December 31, 2024, and 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Equipment	$1,187,360	$850,846
Vehicles	195,411	87,835
Leasehold Improvements	121,327	89,260
Property and Equipment, at Cost	1,504,098	1,027,941
Accumlated Depreciation	(526,750)	(405,804)
Property and Equipment, net	$977,348	$622,137

Depreciation expense for property and equipment for the fiscal years ended December 31, 2024, and 2023 were in the amount of $120,947 and $48,652 respectively.

6.	INTANGIBLE ASSETS

As of December 31, 2024 and December 31, 2023 intangible assets consist of:

As of Year Ended December 31,	2024	2023
Website	$5,000	$5,000
Intangible Assets, at Cost	5,000	5,000
Accumlated amortization	(2,055)	(1,722)
Intangible Assets, Net	$2,945	$3,278

Amortization expense for the fiscal years ended both December 31, 2024 and December 31, 2023 were in the amount of $333 and $332 respectively.

7.	stockholders’ / MEMBERS’ EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31,	2024	2023
John Santos	38%	38%
Rachael Santos	38%	38%
Jared James Yanis	8%	9%
Regulation A Investors	1%	-
Regulation CF Investors	15%	15%
Total	100%	100%

The Company does not issue any member units to its members. The operating agreement defines ownership in terms of percentage ownership as opposed to units held. On January 1, 2023, the Company converted from an LLC to a C Corp, and the owners were issued 14,352,000 shares.

In 2023, the Company has raised $2,946,575 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 2,509,854 shares were issued at $1.174 per share.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

As of December 31, 2023, there was $159,388 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $415,659 for the fiscal year ended December 31, 2023.

In 2024, the Company has raised $1,748,118 through issuance of its common stock pursuant to an offering under Regulation A, where 241,534 shares were issued.

As of December 31, 2024, there was $305,680 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $366,259 for the fiscal year ended December 31, 2024.

Assuming that the shares have been outstanding for the fiscal years ended December 31, 2024 and December 31, 2023, the outstanding basic and dilutive weighted average shares are 16,924,833 and 16,861,854 and the earnings per share is $0.009, and $0.026, respectively.

8.	DEBT

During the years presented, the Company entered into loans agreements. The details of the Company’s loans and the terms are as follows:

			As of December 31,
	Maturity year	Effective interest rate	2024	2023

SBA Loan	2050	3.75%	$116,159	$127,501
Bank Loan	2029	6.55%	-	85,039
			116,159	212,540
Total notes payable, net			116,159	212,540
Less: Current portion, net			(17,600)	(25,466)
Notes payable, net			$98,559	$187,074

The summary of the future maturities is as follows:

Year ending December 31, 2024
2025	17,600
2026	19,085
2027	20,091
2028	21,165
2029	22,310
Thereafter	15,908
Total maturities of long-term borrowings	116,159
Less: Current portion of lonag-term borrowings	(17,600)
Long-term borrowings	$98,559

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

9.	RELATED PARTY TRANSACTIONS

The Company leases an office building from CEO’s holding company. The terms of the lease call for monthly payments of $3,500, and the Company recognized $10,500 and $42,227 in expense in 2024 and 2023, respectively.

10.	Commitments and Contingencies

Operating leases

On May 11, 2021, the Company entered into a lease agreement with Rollo Management LLC, for a short-term lease of business premises located in LaBelle, Florida.

On May 5, 2023 the Company entered into a lease agreement with Renaissance Business Park, LLC, for business premises located in St Lucie County, Florida. Rent commencement shall be November 1, 2023 and the lease is in effect until October 31, 2029. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

On December 12, 2024 the Company entered into a lease agreement with Renaissance Business Park, LLC, for additional business premises located at Unit 26A, 4100 Okeechobee Road, Unit 1, Fort Pierce, Florida. Rent commencement shall be January 1, 2025 and the lease is in effect until January 1, 2030. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

The following is the summary of operating lease assets and liabilities:

December 31,
2024
Operating Leases
Right-of-use assets	$2,278,248

Short-term lease liabilities	344,797
Long-term lease liabilities	1,986,591
Total lease liabilities	$2,331,388

Weighted Average Remaining Lease Term	4.77
Weighted Average Discount Rate	8.72%

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The following is the summary of future minimum payments:

December 31, 2024
2025	$524,570
2026	598,837
2027	610,154
Thereafter	1,103,480
Total lease payments	2,837,040
Less: Imputed interest	(505,652)
Total	$2,331,388

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

Income Taxes

Effective January 1, 2023, the Company elected to be taxed as a C Corporation. As a result, the Company is subject to U.S. federal and applicable state corporate income taxes on its taxable income.

For the year ended December 31, 2024, the Company recorded income tax expense of $90,526. The provision for income taxes is based on income reported for financial statement purposes, adjusted for permanent and temporary differences between financial statement income and taxable income.

The Company is not currently under examination by the Internal Revenue Service or any state taxing authority. Management has evaluated its tax positions and determined that no material uncertain tax positions exist as of December 31, 2024.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 30, 2025, which is the issuance date of these financial statements.

During this period, the Company became aware of two legal matters:

•	Employee Dispute: A former employee sent two demand letters through his attorney. Legal counsel advised the Company not to respond to the second letter, and there has been no further communication. No litigation has been initiated, and no liability has been recorded.

•	Contract Termination: The Company terminated its agreement with a product manufacturer due to alleged material breaches. The party responded disputing the termination and subsequently demanded payment of a balance owed. No formal legal proceedings have been initiated as of the issuance date.

Management believes that these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

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